UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 14, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Inuvo, Inc.

File No. 001-32442 - CF#33702

Inuvo, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on May 15, 2012, as refiled with fewer redactions on a Form 8-K filed September 26, 2012 and on a Form 10-Q/A filed December 28, 2012; and Exhibit 10.28 to a Form 10-Q filed on October 31, 2013, as refiled with fewer redactions on a Form 10-Q/A filed January 6, 2014.

Based on representations by Inuvo, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	May 15, 2012	through April 15, 2021
10.1	8-K	September 26, 2012	through April 15, 2021
10.1	10-Q/A	December 28, 2012	through April 15, 2021
10.28	10-Q	October 31, 2013	through April 15, 2021
10.28	10-Q/A	January 6, 2014	through April 15, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary